PART III - EXHIBIT 4

OPINION RE: LEGALITY

1650 Market Street

One Liberty Place, Suite 1800

Philadelphia, PA 19103-7395

whiteandwilliams.com

[            ], 2016

Easton Pharmaceuticals, Inc.

425 University Avenue, Suite 601

Toronto, Ontario, Canada M5G1T6

Gentlemen:

You have requested our opinion, as counsel for Easton Pharmaceuticals, Inc., a Wyoming corporation (the “Company”), in connection with the Offering Circular on Form 1-A (the “Offering Circular”), under the Securities Act of 1933, as amended (the “Act”), filed by the Company with the Securities and Exchange Commission.

The Offering Circular relates to an offering of 1,666,666,666 shares of the Company’s common stock.

We have examined such records and documents and made such examination of laws as we have deemed relevant in connection with this opinion. It is our opinion that: (a) all 1,666,666,666 shares referred to above when sold, will be duly authorized, validly issued, fully paid and non-assessable upon issuance.

No opinion is expressed herein as to any laws other than the laws of the federal laws applicable to securities. This opinion opines upon federal law including the statutory provisions, all applicable provisions of the statutes and reported judicial decisions interpreting those laws.

We hereby consent to the filing of this opinion as an exhibit to the Offering Circular and to the reference to our firm under the caption “Legal Matters” in the Offering Circular. In so doing, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

White and Williams LLP